Exhibit 99.2
Date 26 March 2009
SURF MARITIME CO.
-and-
PUEBLO HOLDINGS LTD
-and-
GINGER SERVICES CO.
as joint and several Borrowers
- and -
MARFIN EGNATIA BANK Societe Anonyme
as Lender

LOAN AGREEMENT
relating to a term loan facility
of up to $110,000,000

TABLE OF CONTENTS

1	Definitions, Amount, Purpose and Availability	1
2	Drawdown-Release of funds from the Pledged Accounts	2
3	Security	5
4	Repayment — Prepayment	6
5	Fees and Expenses	7
6	Interest Periods	8
7	Interest	9
8	Default Interest	9
9	Substitute Basis	10
10	Representations and Warranties and Undertakings	11
11	Payments	17
12	Indemnity	18
13	Set-Off	18
14	Events of Default	18
15	Assignment	20
16	Notices	20
17	Joint and Several Liability	21
18	Law and Jurisdiction	23
SCHEDULE 1: Definitions and Expressions		26
SCHEDULE 2: Notice of Drawdown		36
SCHEDULE 3: Acknowledgement		38
SCHEDULE 4: Indenture Excerpt		39
SCHEDULE 5: Form of Compliance Certificate		51

THIS LOAN AGREEMENT is made on March 2009
BETWEEN:
(1)	SURF MARITIME CO., PUEBLO HOLDINGS LTD and GINGER SERVICES CO. as joint and several Borrowers; and

(2)	MARFIN EGNATIA BANK Societe Anonyme as Lender.
WHEREAS:
The Borrowers have requested and the Lender has agreed to make available to the Borrowers a bridge loan facility of up to One hundred Ten million Dollars ($110,000,000) for the purposes of (i) assisting each of the Borrower A and the Borrower B in financing part of the Contract Price of the Ship A and the Ship B respectively and (ii) providing the Borrowers with working and investment capital on the terms and conditions hereinafter set forth.
1	Definitions, Amount, Purpose and Availability

1.1	Schedule 1 sets out definitions or expressions used in this Agreement.

1.2	The amount of the Loan shall not exceed in aggregate One hundred Ten million Dollars ($110,000,000) and shall be available in up to five (5) Advances for the purposes of assisting the relevant Borrower in financing part of the Contract Price of each Ship as financing payment of a Contract Instalment and providing the Borrowers with investment and working capital as follows:
(i)	an Advance (the “Advance A”) in an amount equal to the lesser of (a) Eleven million Fifty thousand Dollars ($11,050,000) and (b) one hundred per cent (100%) of the Ship A Keel Laying Installment payable to the Builder under the Contract A on the Keel Laying Payment Date in respect thereof for the purpose of assisting the Borrower A in financing such Keel Laying Installment;

(ii)	an Advance (the “Advance B”) in an amount equal to the lesser of (a) Fifteen million Three hundred thousand Dollars ($15,300,000) and (b) one hundred per cent (100%) of the Ship A Launching Installment payable to the Builder under the Contract A on the Launching Payment Date in respect thereof for the purpose of assisting the Borrower A in financing such Launching Installment or any part thereof;

(iii)	an Advance (the “Advance C”) in an amount equal to the lesser of (a) Eleven million Fifty thousand Dollars ($11,050,000) and (b) one hundred per cent (100%) of the Ship B Keel Laying Installment payable to the Builder under the Contract B on the Keel Laying Payment Date in respect thereof for the purpose of assisting the Borrower B in financing such Keel Laying Installment;

(iv)	an Advance (the “Advance D”) in an amount equal to the lesser of (a) Fifteen million Three hundred thousand Dollars ($15,300,000) and (b) one hundred per cent (100%) of the Ship B Launching Installment payable to the Builder under the Contract B on the Launching Payment Date in respect thereof, for the purpose of assisting the Borrower B in financing such Launching Installment or any part thereof; and

(v)	an Advance (the “Investment and Working Capital Advance”) in an amount of up to Fifty Seven million Three hundred thousand Dollars ($57,300,000) for the purpose of providing the Borrowers with investment and working capital;
Provided however that: (a) the Ship A Advances shall be paid to the credit of the Borrower A Pledged Account, (b) the Ship B Advances shall be paid to the credit of the Borrower B Pledged Account and (c) the Investment and Working Capital Advance shall be deposited in the Borrower C Pledged Account.

1.3	Subject as herein provided the Loan shall be available to the Borrowers for drawing in one (1) amount only during the Availability Period.

2	Drawdown-Release of funds from the Pledged Accounts

2.1	The drawdown of the Loan will take place upon actual receipt by the Lender not later than 11:00 a.m. (London time) three (3) Business Days prior to the Drawdown Date (or on such earlier Business Day as may be agreed by the Lender) in respect thereof, of written notice from the Borrowers setting out the proposed Drawdown Date, substantially in the form set forth in Schedule 2 (the “Notice of Drawdown”). The Notice of Drawdown shall be irrevocable and shall commit the Borrowers jointly and severally to borrow on the date stated; provided that the Lender shall not be obliged to make available the Loan or any part thereof if the Lender shall not have received the following documents and other evidence in form and substance satisfactory to the Lender and its legal advisers:
(a)	copies certified as true copies of the certificate of incorporation and constitutional documents of each Security Party;

(b)	original resolutions of the directors of each Security Party and the Shareholder of each Borrower authorising the execution of each of the Finance Documents to which such Security Party is a party and, in the case of the Borrowers, authorising named officers or attorneys to give the Notice of Drawdown and other notices under this Agreement;

(c)	the original of any power of attorney under which any Finance Document is executed on behalf of each Security Party;

(d)	certified copies of all documents (with a certified translation if an original is not in English) evidencing any other necessary action (including but without limitation governmental approval, consents, licences, authorisations, validations or exemptions which the Lender or its legal advisers may require) by the Security Parties or any of them with respect to this Agreement and the other Finance Documents;

(e)	copies of all consents which each Borrower requires to enter into, or make any payment under, any Finance Document and any Underlying Document to which such Borrower is a party and evidence as the Lender and/or its legal advisers shall require;

(f)	evidence that each Pledged Account has been duly opened by the relevant Borrower with the Lender and that all mandate forms, signature cards and authorities have been duly delivered and that such account is free of all liens or charges other than the liens and charges in favour of the Lender referred to therein;

(g)	an original or (in the Lender’s discretion) executed certified true copy of each Underlying Document together with such evidence as the Lender and/or its legal advisers shall require in relation to the due authorisation and execution by the relevant Seller and/or the Refund Guarantor and/or the Builder of the relevant Underlying Document;

(h)	a letter from each Security Party’s agent for receipt of service of proceedings referred to in Clauses 18.4 and 18.5 accepting its/her appointment under the said Clauses and under each of the other Finance Documents in which it/she is or is to be appointed as such Security Party’s agent, provided that such documents may be delivered within five (5) Business Days after the Drawdown Date;

(i)	confirmation by the relevant Borrower that the Builder (and any other party who may have a claim pursuant to the relevant Contract) has no claims against the relevant Ship or such Borrower and that (save as disclosed to the Lender in writing) there have been no breaches of the terms of the relevant Contract or the Refund Guarantee in respect of the relevant Ship or any default thereunder;

(j)	confirmation by the relevant Borrower that (save as disclosed to the Lender in writing and save as provided in the Novation Agreements and the Refund Guarantee Amendments) there have been no amendments or variations agreed to the relevant Contract in respect of the relevant Ship or any Refund Guarantee in respect of the relevant Ship and that no action has been taken by the Builder or the Refund Guarantor which might in any way render such Contract or Refund Guarantee inoperative or unenforceable, in whole or in part;

(k)	confirmation by the relevant Borrower that there is no Encumbrance of any kind created or permitted by any person on or relating to the relevant Underlying Document in respect of the relevant Ship;

(l)	favourable legal opinions addressed to the Lender from lawyers appointed by the Lender on such matters concerning the laws of the Marshall Islands and such other relevant jurisdictions as the Lender may require in form and substance satisfactory to the Lender;

(m)	evidence that the fees and expenses payable to the Lender on the date of this Loan Agreement in accordance with Clause 5 (iii) have been duly paid;

(n)	such documentation and other evidence (in form and substance satisfactory to the Lender) as is reasonably requested by the Lender in order for the Lender to comply with all necessary “know your customer” or similar identification procedures in relation to the transactions contemplated in the Finance Documents;

(o)	evidence that all monies due to the Builder under each Contract up to the Drawdown Date have been paid;

(p)	the Refund Guarantees in respect of each Ship duly issued by the Refund Guarantor (or in the event that the Refund Guarantee is sent by swift, a copy of such swift);

(q)	the Finance Documents listed in Clause 3 sub clauses (a), (b), (e) and (f) duly executed by the Borrowers or the Corporate Guarantor (as the case may be);

(r)	the acknowledgments listed in Clause 3 sub clauses (c) and (d) duly executed by the Builder or the Refund Guarantor (as the case may be);

(s)	satisfactory review of the Long-term Bank Loan Agreement by the Lender and its legal advisers; and

(t)	such further documents and evidence as the Lender may reasonably hereafter request.
2.2	The Lender hereby agrees that subject to the fulfilment of the conditions referred to in Clause 2.1, all of which must have been fulfilled to the satisfaction of the Lender at the times and in the manner referred to therein and subject that no Event of Default shall have occurred, the Lender shall permit the release of monies credited to the Borrower A Pledged Account or the Borrower B Pledged Account for the payment of the Launching Instalment or the Keel Laying Instalment of the Ship to be acquired by the Borrower A or the Borrower B (as the case may be), in an amount not exceeding the relevant Launching Instalment or Keel Laying Instalment payable on the relevant Launching Instalment

Payment Date or Keel Laying Instalment Payment Date, by the relevant Borrower to the Builder on the condition that the Lender shall have received the following documents or evidence in form and substance satisfactory to the Lender and its legal advisers on or prior to the date of such release in respect of the relevant Ship:
(a)	a copy of the email or telefax advice from the Builder as same is confirmed by the classification society of the relevant Ship that the steel cutting and/or keel laying and/or launching of that Ship has been completed;

(b)	a duly issued invoice (or other evidence satisfactory to the Lender in its absolute discretion) from the Builder showing all sums (including interest (if any) then due and payable to the Builder in relation to the relevant Contract Instalment pursuant to the relevant Contract; and

(c)	such further documents and evidence as the Lender may reasonably request.
2.3	The Lender hereby agrees that subject to the fulfilment of the conditions referred to in Clauses 2.1 and 2.2, all of which must have been fulfilled to the satisfaction of the Lender at the times and in the manner referred to therein and subject that no Event of Default having occurred, the Lender shall permit the release of the Investment and Working Capital Advance from the Borrower C Pledged Account only if the Lender shall have received additional security from the Borrowers and/or the Corporate Guarantor and/or any other member of the Group (valued in accordance with normal banking practice) which shall in all respects be acceptable and satisfactory to the Lender in its sole discretion.

PROVIDED HOWEVER that the Lender may in its absolute discretion permit the Loan to be drawn down and/or release funds from the Pledged Accounts or any of them, notwithstanding that the Lender has not received all items specified in this Clause 2 and in such case the Borrowers hereby jointly and severally covenant to procure the delivery of all the missing items to the Lender within ten (10) days after the Drawdown Date and/or the release of funds from the Pledged Accounts or any of them.

3	Security

As security for the due and punctual repayment of the Loan and the payment of interest thereon all other sums of money whatsoever from time to time due and owing from the Borrowers to the Lender hereunder, the Lender shall receive the following security documents in form and substance satisfactory to the Lender at the time specified by the Lender or otherwise as required by the Lender:

(a)	In relation to each Ship: a first priority assignment of the rights of each relevant Borrower under the relevant Contract duly executed by such Borrower in favour of the Lender together with respective notices thereof;

(b)	In relation to each Ship: a first priority assignment of the rights of each relevant Borrower in the relevant Refund Guarantee duly executed by such Borrower in favour of the Lender together with respective notices thereof;

(c)	an acknowledgement of the notice of assignment relating to each Contract duly executed by the Builder, such acknowledgement to be received within thirty(30) Business Days after the Drawdown Date;

(d)	an acknowledgement of the notice of assignment relating to each Refund Guarantee duly executed by the Refund Guarantor, such acknowledgement to be received within thirty (30) Business Days after the Drawdown Date;

(e)	the Corporate Guarantee duly executed by the Corporate Guarantor in favour of the Lender; and

(f)	a first priority assignment, pledge and charge, duly executed by each Borrower in favour of the Lender, assigning, pledging and charging any monies from time to time standing to the credit of each relevant Pledged Account.
4	Repayment — Prepayment

4.1	Subject as hereinafter provided, the Loan shall be repaid by the Borrowers to the Lender in one amount on the Repayment Date.

4.2	On the Delivery Date of each Ship, the Borrowers shall mandatorily prepay to the Lender an amount of the Loan equal to the amounts of the Pre-Delivery Advances related to such Ship whereupon the Lender shall release the relevant Borrower from its obligation under this Loan Agreement and the other Finance Documents to which such Borrower is a party.

4.3	Unless an Event of Default has occurred (whereupon the provisions of Clause 14.2 shall apply), if at any time during the Pre-Delivery Period for a Ship, that Ship is sold or the Contract for that Ship is assigned, transferred, sold or novated to or in favour of any person (with the Lender’s prior written consent), the Borrowers shall mandatorily prepay to the Lender on or before the date of (i) either the completion of the sale and delivery of such Ship to the buyers thereof or (ii) the assignment, transfer, novation or sale of the Contract for the relevant Ship, an amount of the Loan equal to the amount of the relevant sale or transfer or assignment or novation proceeds (net of commissions).

4.4	On giving not less than fifteen (15) days’ prior written notice to the Lender the Borrowers may prepay all or any part of the Loan (but if in part the amount to be prepaid shall be a multiple of $500,000) at the end of the then current Interest Period. The Borrowers shall obtain any consent or approval from the relevant authorities that may be necessary to make any such prepayment of the Loan or part thereof and if it fails to obtain and/or comply with the terms of such consent or approval and in consequence thereof the Lender has to repay the amount prepaid or the Lender incurs any penalty or loss then the Borrowers shall indemnify the Lender forthwith against all amounts so repaid and/or against all such penalties and losses incurred.

4.5	Each amount payable in respect of the Loan shall be repaid in Dollars.

4.6	Any prepayment of the Loan or any part thereof made or deemed to be made under this Agreement shall be made together with accrued interest and any other amount payable in accordance with Clauses 5 and/or 12 and (if made otherwise, than at the end of an Interest Period relative to the amounts prepaid) such additional amount (if any) as the Lender may certify as necessary to compensate the Lender for any Broken Funding Costs incurred or to be incurred by it as a result of such prepayment.

4.7	Any notice of prepayment given by the Borrowers under this Agreement shall be irrevocable and the Borrowers shall be bound to prepay in accordance with each such notice.

4.8	Any prepayment made under this Agreement and applied against the Loan may not be reborrowed hereunder.

5	Fees and Expenses

The Borrowers shall pay to the Lender:
(i)	upon demand all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the preparation and execution of this Agreement and the Finance Documents and all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the administration, preservation and enforcement (and/or attempted enforcement) of this Agreement and the Finance Documents,

(ii)	upon demand all stamp, registration or other duties payable in the United Kingdom or Greece or any other jurisdiction on this Agreement or the other Finance Documents, and

(iii)	(a) an underwriting fee (the “Underwriting Fee”) of one per cent (1%) of the amount of the Loan which will be paid on the Drawdown Date, (b) a management fee (the “Management Fee”) of zero point twenty five per cent (0.25%) of the total amount of the Lender’s commitment in respect of the Loan which will be paid on the Drawdown Date and at annual intervals thereafter throughout the Security Period and (c) a commitment fee (the “Commitment Fee”) of zero point twenty five per cent (0.25%) per annum on the from time to time available, undrawn and uncancelled amount of the Loan, such Commitment Fee shall accrue from day to day for a period starting on the date of execution of this Agreement and ending on the Final Availability Date, shall be calculated upon the exact number of days which have lapsed on the basis of a year consisting of three hundred sixty (360) days and shall be payable quarterly in arrears and on the Final Availability Date.
6	Interest Periods

6.1	Subject to Clause 6.2, the Interest Periods applicable to an Advance shall (subject to market availability) be periods of a duration of one (1), two (2), three (3), six (6) or twelve (12) months (or such other periods as the Lender and the Borrowers may agree) as selected by the Borrowers by written notice to be received by the Lender not later than 11.00 a.m. (London time) on the relevant Nomination Date;

6.2	Notwithstanding the provisions of Clause 6.1:
6.2.1	the initial Interest Period in respect of the Loan shall commence on the Drawdown Date thereof and shall end on the expiry date thereof and each subsequent Interest Period for the Loan shall commence on the expiry of the preceding Interest Period in respect thereof;

6.2.2	if any Interest Period would otherwise end on a day which is not a Business Day, that Interest Period shall be extended to the next succeeding day which is a Business Day unless such next succeeding Business Day falls in another calendar month in which event the Interest Period shall end upon the immediately preceding Business Day;

6.2.3	if any Interest Period commences on the last Business Day in a calendar month or if there is no numerically corresponding day in the month in which that Interest Period ends, that Interest Period shall end on the last Business Day in that later month;

6.2.4	no Interest Period shall extend beyond the Repayment Date;

6.2.5	if the Borrowers fail to select an Interest Period in accordance with the above, such Interest Period shall be of three (3) months duration or of such other duration as the Lender in its sole discretion may reasonably select and notify the Borrowers; and

6.2.6	the Borrowers shall not select more than one (1) Interest Period in respect of the Loan at any one time.
7	Interest

7.1	Subject to the terms of this Loan Agreement the Borrowers shall pay to the Lender interest in respect of the Loan (or the relevant part thereof) accruing at the Interest Rate for each Interest Period relating thereto in arrears on the last day of such Interest Period, provided that where such Interest Period is of a duration longer than three (3) months, accrued interest in respect of the Loan (or such part thereof) shall be paid every three (3) months during such Interest Period and on the last day of such Interest Period.

7.2	Interest shall be calculated on the basis of the actual number of days elapsed and a three hundred and sixty (360) day year.

7.3	The Interest Rate applicable for each Interest Period shall be calculated and determined by the Lender on each Interest Determination Date based on LIBOR (save as provided in Clause 9) and each such determination of an Interest Rate hereunder shall be promptly notified by the Lender to the Borrowers at the beginning of each Interest Period in respect thereof.

7.4	The Lender’s certificate as to the Margin and/or the Interest Rate applicable shall be final and (except in the case of manifest error) binding on the Borrowers and the other Security Parties.

8	Default Interest

8.1	In the event of a failure by the Borrowers to pay any amount on the date on which such amount is due and payable pursuant to this Loan Agreement and/or the Finance Documents and irrespective of any notice by the Lender or any other person to the Borrowers in respect of such failure, the Borrowers shall pay interest on such amount on demand from the date of such default up to the date of actual payment (as well after as before judgment) at the per annum rate which is the aggregate of (a) two per cent (2%) and (b) the Margin and (c) LIBOR or the Lender’s cost of funding the Loan, for Interest Periods of longer than six (6) months; and

8.2	Clause 7.2 shall apply to the calculation of interest on amounts in default.

9	Substitute Basis

9.1	If the Lender determines (which determination shall be conclusive) that:
9.1.1	at 11.00 a.m. (London time) on any Interest Determination Date the Lender was not being offered by banks in the London Interbank Market deposits in Dollars in the required amount and for the required period; or

9.1.2	by reason of circumstances affecting the London Interbank Market such deposits are not available to the Lender in such market; or

9.1.3	adequate and reasonable means do not or will not exist for the Lender to ascertain the Interest Rate applicable to the next succeeding Interest Period; or

9.1.4	Dollars will or may not continue to be freely transferable; or

9.1.5	LIBOR would not adequately reflect the Lender’s cost of funding the Loan then, and in any such case the Lender shall give notice of any such event to the Borrowers and in case any of the above occurs on the Interest Determination Date prior to the Drawdown Date the Borrowers’ right to borrow the Advances shall be suspended during the continuation of such circumstances.

9.2	If, however, any of the events described in Clause 9.1 occurs on any other Interest Determination Date, then the duration of the relevant Interest Period(s) shall be up to one (1) month and during such Interest Period the Interest Rate applicable to such Advance or the relevant part thereof shall be the rate per annum determined by the Lender rounded upwards to the nearest whole multiple of one sixteenth per cent (1/16th%) to be the aggregate of the Margin and the cost (expressed as a percentage rate per annum) to the Lender of funding the amount of the Loan during such Interest Period(s).

9.3	During such Interest Period(s) the Borrowers and the Lender shall negotiate in good faith in order to agree an Interest Rate or Rates and Interest Period or Periods satisfactory to the Borrowers and the Lender to be substituted for those which but for the occurrence of any such event as specified in this Clause would have applied. If the Borrowers and the Lender are unable to agree on such an Interest Rate(s) and Interest Period(s) by the day which is two (2) Business Days before the end of the Interest Period referred to above, the Borrowers shall repay the Loan together with accrued interest thereon at the Interest Rate set out above together with all other amounts due under this Loan Agreement relative to the Loan but without any prepayment fee, on the last day of such Interest

Period, whereupon the Loan shall be cancelled and no further Advances shall be made hereunder.

10	Representations and Warranties and Undertakings

10.1	The Borrowers hereby jointly and severally represent and warrant to the Lender that:
(a)	each of the Security Parties is and will remain duly incorporated and validly existing under its country of incorporation as a limited liability company and/or corporation, has full power and capacity to carry on its business as it is now being conducted and to own its property and other assets and has complied with all statutory and other requirements relative to its business;

(b)	to the extent of its obligations thereunder, each Security Party has and will continue to have full power and authority to enter into and perform the Finance Documents and the Underlying Documents to which it is a party, has taken all necessary corporate or other action (as the case may be) required to enable it to do so and will duly perform and observe the terms thereof;

(c)	this Loan Agreement, each other Finance Document and each Underlying Document constitutes or will, upon execution and delivery, constitute valid and legally binding obligations of the parties thereto enforceable by the parties thereto in accordance with its terms save for laws restricting creditors’ rights generally (except this representation is not given in respect of the obligations of the Lender hereunder or under any of the Finance Documents);

(d)	all consents, licences, approvals, registrations or authorizations of governmental authorities and agencies or declarations to creditors required:
(i)	to make this Loan Agreement, each of the other Finance Documents and each of the Underlying Documents valid, enforceable and admissible in evidence; and

(ii)	to authorize or otherwise permit the execution and delivery of this Loan Agreement, each of the other Finance Documents and each of the Underlying Documents and the performance by the parties thereto (except the Lender) of each of them have been obtained or made and are and will be in full force and effect and there has been no default in the observance of any of the terms or conditions of any of them;

(e)	except as previously disclosed in writing to the Lender, no Security Party or any other member of the Group is in default under any agreement to which it is a party or by which it may be bound (actually or contingently) which default would be likely to have a material adverse effect on its business, assets or condition or its ability to perform its obligations under this Loan Agreement and such of the Finance Documents and the Underlying Documents to which it is a party and as at the date hereof, except as disclosed in writing to the Lender, no material litigation or administrative proceedings involving any Security Party or any other member of the Group of or before any board of arbitration, court or governmental authority or agency is proceeding, pending or (to its knowledge) threatened anywhere in the world the result of which would have or is likely to have a material adverse effect on the business, assets or financial condition of such Security Party or other member of the Group and, in the event that any such litigation or proceedings shall hereafter arise, the Borrowers hereby undertake to give prompt notice thereof to the Lender;

(f)	no Security Party is required by the laws of any country from which it may make any payment hereunder or under any of the Finance Documents or any of the Underlying Documents to make any deduction or withholding from any such payment;

(g)	the execution, delivery and performance of this Loan Agreement and such of the Finance Documents and the Underlying Documents to which each Security Party is a party will not violate or exceed the powers conferred upon it under its articles of incorporation or by-laws or other constituting or corporate documents or any provision of any applicable law or of any regulation, order or decree to which it is subject or result howsoever in the creation or imposition of any Encumbrance on all or part of its undertaking or assets;

(h)	the obligations of each Borrower under this Loan Agreement are its direct, general unconditional obligations and rank at least pari passu with all its present and future unsecured and unsubordinated obligations (including contingent obligations) with the exception of such obligations as are mandatorily preferred by law and not by contract;

(i)	all information furnished by or on behalf of each Borrower or any other Security Party in writing in connection with the negotiation and preparation of this Loan Agreement, the other Finance Documents and the Underlying Documents is true and accurate in all respects and not misleading and does not omit any facts and there are no other facts the omission of which would make any such information misleading;

(j)	no Security Party has neither any taxable income nor an office or place of business in the United Kingdom or in the United States of America which generates tax or consequently renders any of the Finance Documents registrable in any register in the United Kingdom or in the United States of America whatsoever;

(k)	the entry by the Borrowers into this Loan Agreement and their borrowing of the Loan hereunder and the execution of the Corporate Guarantee by the Corporate Guarantor do not breach section 4.10 or any other provision of the Indenture;

(l)	the choice of English law to govern the Underlying Documents and the Security Documents (other than the Finance Document referred to in Clause 3(f)), and the choice of Greek law to govern the Finance Document referred to in Clause 3(f) and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of such Security Parties associated therewith, are valid and binding;

(m)	the latest audited and unaudited consolidated financial statements of the Corporate Guarantor in respect of the relevant financial year as delivered to the Lender and present or will present fairly and accurately the financial position of the Corporate Guarantor and the consolidated financial position of the Group as at the date thereof and the results of the operations of the Corporate Guarantor and the consolidated results of the operations of the Group for the financial year ended on such date and, as at such date, neither the Corporate Guarantor nor any of its Subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

(n)	no Security Party has incurred or agreed to incur any indebtedness save under the Indenture, this Agreement, the Long-term Bank Loan Agreement or as otherwise disclosed to the Lender in writing; and

(o)	the Corporate Guarantor and the other Security Parties have filed all tax and other fiscal returns required to be filed by any tax authority to which they are subject.
10.2	The Borrowers hereby further jointly and severally represent and warrant to the Lender that on each day until full and final repayment in full of all amounts whatsoever payable by the Borrowers to the Lender under this Loan Agreement the representations and warranties contained in Clause 7.1 (updated mutatis mutandis to each such date) shall be true and correct as if made at that time.

10.3	The Borrowers hereby jointly and severally covenant with and undertake to the Lender that, throughout the Security Period, each Borrower will:
(a)	carry on and conduct its business in a proper and efficient manner, will duly pay all outgoings as and when they fall due and promptly inform the Lender of any occurrence of which it becomes aware which might adversely affect the ability of any party thereto (with the exception of the Lender) to perform any of its obligations under the Finance Documents or under the Underlying Documents;

(b)	make available to the Lender, at the Lender’s request from time to time such information as it has or is able to obtain as to the business, affairs and financial condition of the Security Parties and the other members of the Group and in the case of the Builder and the Refund Guarantor such information as it has or is reasonably able to obtain, as the Lender may consider necessary;

(c)	ensure that at all times all governmental and other consents, licences, approvals and authorisations required by law for the validity, enforceability, and legality of each of this Loan Agreement and the Finance Documents and for the performance thereof are obtained and remain in full force and are complied with;

(d)	provide the Lender with a report on the progress of the construction of each Ship upon the Lender’s request;

(e)	ensure that the Security Parties shall at all times comply with all laws and regulations applicable to them;

(f)	provide to the Lender (i) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on SEC Form 6-K (or any successor form) in respect of the Corporate Guarantor containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);
(i)	within 150 days after the end of each fiscal year of the Corporate Guarantor, an annual report on SEC Form 20-F (or any successor form) in respect of the Corporate Guarantor containing the information required to be contained therein for such fiscal year;

(ii)	at or prior to such times as would be required to be filed or furnished to the SEC if the Corporate Guarantor was then a ‘‘foreign private issuer’’

subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information the Corporate Guarantor would have been required to file pursuant thereto; and

(iii)	a copy of all such information and reports referred to in clauses (1) to (3) (inclusive) of Section 4.17(a) of the Indenture within the time periods specified therein (unless the SEC shall not accept such a filing) and, upon the Lender’s request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act
Provided that, in relation to (i), (ii) and (iii) above, to the extent the Corporate Guarantor ceases to qualify as a ‘‘foreign private issuer’’ within the meaning of the Exchange Act, whether or not the Corporate Guarantor is then subject to Section 13(a) or 15(d) of the Exchange Act, the Borrowers shall furnish to the Lender, so long as any Notes (as defined in the Indenture) are outstanding, within 30 days of the respective dates on which the Corporate Guarantor would be required to file such documents with the SEC if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act;

(g)	deliver to the Lender Compliance Certificates:
(i)	on the Drawdown Date and on the earlier of (a) the date on which the quarterly reports are delivered under clause 10(3)(f) and (b) the date falling 75 days after the end of the financial quarter to which they refer, a Compliance Certificate together with such supporting information as the Lender may require; and

(ii)	simultaneously with delivering the same under the Indenture, a copy of the compliance certificate to be issued and delivered in accordance with Section 4.06 of the Indenture;
(h)	comply with all of the obligations undertaken by the Corporate Guarantor for itself and on behalf of each member of the Group under the Indenture which are set out in the Indenture Excerpt and the Borrowers further agree:
(i)	any terms defined in the Indenture shall have those meanings when used in the Indenture Excerpt;

(ii)	no waiver or variation of any term of the Indenture by any person shall waive or vary the Borrowers’ obligations hereunder to comply with the obligations in the Indenture Excerpt, except with the consent of the Lender;

(iii)	the Borrowers shall continue to be bound by their, or as the case may be, the Corporate Guarantor’s obligations as set out in the Indenture Excerpt following a Covenant Defeasance (as defined in the Indenture) or a Legal Defeasance (as defined in the Indenture) or other termination or cancellation of the Indenture; and

(iv)	the Borrowers will not, and will procure that the Corporate Guarantor will not, vary any term of the Indenture without the prior written consent of the Lender; and
(i)	ensure that on the Delivery Date of each Ship, all proceeds payable to the Borrower A and/or the Borrower B under the Long-term Bank Loan Agreement save for the proceeds required to be paid over to the Builder on such Delivery Date, shall be paid to the Lender and shall be applied towards mandatory prepayment of the Loan in accordance with Clause 4.2
Notwithstanding anything in this Agreement (i) any terms, transactions or events permitted by the Indenture Excerpt and (ii) save as otherwise expressly provided in this Agreement, any other terms or transactions or events permitted by the Indenture shall be deemed to be permitted by this Agreement.

10.4	Each Borrower hereby covenants with the Lender that, throughout the Security Period, it will not without the prior written consent of the Lender (which consent the Lender shall be at full liberty to withhold) otherwise than pursuant to the terms of this Loan Agreement and the other Finance Documents), as appropriate:
(a)	mortgage, assign, charge or create or permit to subsist any lien (other than liens arising in the ordinary course of business) on the whole or part of any of its present or future assets (including but without limitation, any Contract or Ship and any other property (real or personal), rights (including but without limitation rights under any Underlying Document), receivables, book debts, bank accounts or choses-in-action);

(b)	except as permitted hereunder or disclosed to and agreed by the Lender, borrow any sums of money;

(c)	make loans or advances to others or incur any liability to any party other than to the Lender except for loans which are immaterial in the Lender’s opinion or advances made or liabilities incurred in the ordinary course of business;

(d)	guarantee, endorse or otherwise become or remain liable to a third party for the obligations of any person, firm or corporation;

(e)	after the date hereof, incur howsoever directly or indirectly any expenditure of a capital nature;

(f)	engage in any business wider or different from that now being conducted by it or make any actual or contingent commitment or investment of any kind;

(g)	save as otherwise disclosed hereunder repay any indebtedness incurred by it except to the Lender and/or the Long-term Bank Lender;

(h)	pay any dividend or other distributions whatsoever to its shareholders;

(i)	consolidate with or merge into any other company;

(j)	save as otherwise disclosed hereunder establish or maintain any bank accounts except with the Lender;

(k)	vary any of the terms of any of the Finance Documents; and

(l)	vary any of the terms or cancel or rescind or terminate any of the Underlying Documents;
11.	Payments

11.1	All payments by the Borrowers shall be made on their due date in Dollars and not later than 10.00 am (New York time) without set-off, counterclaim or any deductions whatsoever at MARFIN EGNATIA BANK Societe Anonyme (SWIFT Code EGNAGR2T) (Account No. 0296537429 under reference “Loan to Surf Maritime Co. et al”). The Lender shall have the right to change the place or account for payment, upon five (5) Business Days’ prior written notice to the Borrowers.

11.2	If at any time any applicable law requires the Borrowers or any of them to make any deduction or withholding of whatsoever nature from any payment due under this Loan Agreement, the sum due from the Borrowers in respect of such payment shall be increased to the extent necessary to ensure that after the making of such deduction or withholding, the Lender receives a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

11.3	Whenever any payment hereunder shall become due on a day which is not a Business Day, the due date therefor shall be extended to the next succeeding Business Day and all interest and other payment shall be calculated accordingly.

12.	Indemnity

12.1	The Borrowers shall indemnify the Lender against any financial or monetary loss or expense which the Lender incurs (including, but not limited to, Broken Funding Costs) as a consequence of (i) default in payment of any sum hereunder or other default hereunder or (ii) any repayment made on any date other than the final day of an Interest Period, including in either such case all costs, charges and expenses incurred by the Lender in liquidating or re-employing deposits from third parties acquired to fund the Loan (including, but not limited to, Broken Funding Costs) or (iii) any reserve requirements or any other matter which increases the Lender’s cost of funding over the Interest Rate or (iv) failing to borrow after serving notice therefore under Clause 2.

12.2	If any sum due from the Borrowers under this Loan Agreement or under any order or judgment given or made in relation hereto has to be converted from the currency (the “First Currency”) in which the same is payable hereunder or under such order of judgment into another currency (the “Second Currency”) for the purpose of (i) making or filing a claim or proof against the Borrowers or any of them, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation hereto, the Borrowers shall pay such additional amounts as may be necessary to ensure that the sums paid in the Second Currency when converted at the rate of exchange at which the Lender may in the ordinary course of business purchase the First Currency with the Second Currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claims or proof will produce the sum then due under this Loan Agreement in the first currency. Any such amount due from the Borrowers shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Loan Agreement and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the First Currency with the Second Currency.

13.	Set-Off

The Lender is hereby authorised to combine any and all accounts with it held by the Borrowers or any of them and to set off such accounts against any sums due and payable by the Borrowers or any of them hereunder. For that purpose, the Lender is hereby authorised to use all or part of the credit balance on any and all such accounts to buy such other currency or currencies as may be required to enable it to effect any such set-off.

14.	Events of Default

14.1	An “Event of Default” shall occur if:
(a)	the Borrowers fail to pay any sum due on its due date as described herein;

(b)	any party to this Loan Agreement or any other Finance Document (other than Lender) defaults in the due performance and observance of any of the terms and conditions hereof or of any other Finance Document to which it is a party and such default is not remedied within fourteen (14) days;

(c)	there is an event of default under any of the Contracts and/or the Refund Guarantees or any Contract and/or the Refund Guarantees are (without the Lender’s prior written consent) amended or varied in any respect cancelled, repudiated, rescinded or otherwise ceases to be in full force and effect;

(d)	there shall occur a default (howsoever therein described) under the Indenture or any indebtedness exceeding Four million Dollars ($4,000,000) in aggregate for all Security Parties is not paid when due or any Indebtedness of any Security Party shall become due and payable or, with the giving of notice or lapse of time or both, capable of being declared due and payable prior to its stated maturity by reason of any circumstance entitling the creditor(s) thereof to declare such indebtedness due and payable and such indebtedness is not paid within fourteen (14) days thereof;

(e)	there is a material adverse change in the financial position of any Security Party, any other member of the Group, the Refund Guarantor or the Builder, which in the reasonable opinion of the Lender has a material adverse effect on the ability of a Borrower to perform its obligations hereunder;

(f)	any Security Party or the Builder or the Refund Guarantor suspends payment or stops payment of or is unable to or admits in writing its inability to pay its lawful debts as they mature or any of them enters into a general assignment for the benefit of its creditors or makes any special arrangement or composition with its creditors;

(g)	any resolution is passed or any proceedings are commenced for the purpose of or any order (which, once granted, is not discharged or withdrawn within ten (10) days) or judgment is made or given by any court of competent jurisdiction for the liquidation, winding-up or reconstruction while solvent of any Security Party, the Builder or the Refund Guarantor (other than on terms previously approved by the Lender) or for the appointment of a receiver, trustee, conservator or liquidator of all or a substantial part of the undertaking or assets of any Security Party, the Builder or the Refund Guarantor; or

(h)	there shall occur a “Change of Control” (as defined in the Indenture) or the “Permitted Holder” (as defined in the Indenture) owns less than 20% of the issued share capital of the Corporate Guarantor.
14.2	Upon the occurrence of an Event of Default and without any prior summons or other notice being necessary, all of which are hereby expressly waived by any Borrower, the Loan and all unpaid interest accrued thereon and all fees and other sums of moneys whatsoever payable to the Lender hereunder or pursuant to the other Finance Documents whether actual or contingent and all interest accrued thereon, shall fall due forthwith upon the Lender’s written demand.

15.	Assignment

15.1	The Borrowers may not assign their rights or obligations under this Loan Agreement without the prior written consent of the Lender.

15.2	The Lender may, at any time and at no cost whatsoever to the Borrowers, assign, transfer or offer participations in all or a proportion of all its participations in the Loan and its rights and obligations hereunder to any other bank or financial institution provided that:
(i)	the Lender shall be at liberty to disclose on a confidential basis to any such assignee, transferee or grantee (or to any potential assignee, transferee or grantee) all such information concerning the Borrowers, the Contracts and the Ships as the Lender deems appropriate; and

(ii)	the Borrowers shall upon demand by the Lender execute and deliver to the Lender all such documents and do all such acts and things as the Lender may deem necessary or desirable in its absolute discretion for giving full effect to any such assignment, transfer or participation; and

(iii)	subject to sub-paragraph 15.2 (ii) hereof, no such assignment transfer or participation shall affect any of the obligations of the Borrowers hereunder or under the other Finance Documents.
16.	Notices

16.1	Unless otherwise specifically provided, any notice under or in connection with any Security Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

16.2	A notice shall be sent:

(a)	to the Borrowers:	c/o Navios Shipmanagement Inc.
85 Akti Miaouli
185 38 Piraeus
Greece
Fax No.: +30 210 4531984

(b)	to the Lender at:	24B Kifissias Avenue
151 25 Maroussi
Attiki, Greece
Fax No: +30 210 6896358
or to such other address as the relevant party may notify the other in writing.

16.3	Subject to Clauses 16.4 and 16.5:
(i)	a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered;

(ii)	a notice which is sent by fax shall be deemed to be served, and shall take effect, two (2) hours after its transmission is completed.
16.4	However, if under Clause 16.3 a notice would be deemed to be served:
(i)	on a day which is not a Business Day in the place of receipt; or

(ii)	on such a Business Day, but after 5 p.m. local time;

the notice shall (subject to Clause 16.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a Business Day.
16.5	Clauses 16.3 and 16.4 do not apply if the recipient of a notice notifies the sender within one (1) hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form, which is illegible in a material respect.

16.6	A notice under or in connection with a Security Document shall not be invalid by reason that the manner of serving it does not comply with the requirements of this Loan Agreement or, where appropriate, any other Security Document under which it is served if the failure to serve it in accordance with the requirements of this Loan Agreement or other Security Document, as the case may be, has not caused any party to suffer any significant loss or prejudice.

16.7	Any notice under or in connection with a Security Document shall be in English.

16.8	In this Clause “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

17.	Joint and Several Liability

17.1	All liabilities and obligations of the Borrowers under this Loan Agreement shall, whether expressed to be so or not, be several and, if and to the extent consistent with Clause 17.2, joint.

17.2	The liabilities and obligations of a Borrower shall not be impaired by:

(a)	this Loan Agreement being or later becoming void, unenforceable or illegal as regards the other Borrowers or any of them;

(b)	the Lender entering into any rescheduling, refinancing or other arrangement of any kind with the other Borrowers or any of them;

(c)	the Lender releasing the other Borrowers or any of them or any security interest created by a Finance Document (whether pursuant to Clause 4.2 or otherwise); or

(d)	any combination of the foregoing.
17.3	Each Borrower declares that it is and will, throughout the period whilst sums remain outstanding under the Finance Documents to the Lender, remain a principal debtor for all amounts owing under this Loan Agreement and the Finance Documents and no Borrower shall in any circumstances be construed to be a surety for the obligations of any of the other Borrowers under this Loan Agreement.

17.4	Subject to Clause 17.5, throughout the Security Period, no Borrower shall:
(a)	claim any amount which may be due to it from the other Borrowers or any of them whether in respect of a payment made, or matter arising out of, this Loan Agreement or any Finance Document, or any matter unconnected with this Loan Agreement or any Finance Document; or

(b)	take or enforce any form of security from the other Borrowers or any of them for such an amount, or in any other way seek to have recourse in respect of such an amount against any asset of the other Borrowers or any of them; or

(c)	set off such an amount against any sum due from it to the other Borrowers or any of them; or

(d)	prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving the other Borrowers or any of them or any other Security Party; or

(e)	exercise or assert any combination of the foregoing.
17.5	If during the Security Period, the Lender, by notice to a Borrower, requires it to take any action referred to in paragraphs (a) to (d) of Clause 17.4, in relation to the other Borrowers or any of them, that Borrower shall take that action as soon as practicable after receiving the Lender’s notice.

18.	Law and Jurisdiction

18.1	This Loan Agreement shall be governed by, and construed in accordance with, English law.

18.2	Subject to Clause 18.3, the courts of England shall have exclusive jurisdiction to settle any disputes, which may arise out of or in connection with this Loan Agreement.

18.3	Clause 18.2 is for the exclusive benefit of the Lender, which reserves the right:
(i)	to commence proceedings in relation to any matter which arises out of or in connection with this Loan Agreement in the courts of the Republic of Greece and/or any country other than England or Greece and which have or claim jurisdiction to that matter; and

(ii)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or Greece or without commencing proceedings in England or Greece.
The Borrowers shall not commence any proceedings in any country other than England in relation to a matter, which arises out of or in connection with this Loan Agreement.
18.4	The Borrowers irrevocably appoint HFW Nominees Ltd., with offices at Friary Court, 65 Crutched Friars, London EC3N 3AE, England, to act as its agent to receive and accept on their behalf any process or other document relating to any proceedings in the English courts which are connected with this Loan Agreement.

18.5	The Borrowers irrevocably designate and appoint Mrs. Vasiliki Papaefthymiou, an Attorney-at-law with offices at 85 Akti Miaouli, 185 38 Piraeus, Greece, as agent for the service of process in Greece (“antiklitos”) and agree to consider any legal process or any demand or notice made served by or on behalf of the Lender on the said agent as being made to the Borrowers. The designation of such an authorized agent (“antiklitos”) shall remain irrevocable until all Indebtedness shall have been paid in full in accordance with the terms of this Loan Agreement and the other Finance Documents.

18.6	Nothing in this Clause 18 shall exclude or limit any right which the Lender may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

18.7	In this Clause 18, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure or enforcement court order (diatagi pliromis).

AS WITNESS the hands of the duly authorised officers or attorneys of the parties hereto the day and year first before written.

EXECUTION PAGE

BORROWERS

SIGNED by Todd E. Johnson	)	/s/ Todd E. Johnson
for and on behalf of	)
SURF MARITIME CO.	)
in the presence of: Vasiliki Katsouli	)

SIGNED by Todd E. Johnson	)	/s/ Todd E. Johnson
for and on behalf of	)
PUEBLO HOLDINGS LTD	)
in the presence of: Vasiliki Katsouli	)

SIGNED by Todd E. Johnson	)	/s/ Todd E. Johnson
for and on behalf of	)
GINGER SERVICES CO.	)
in the presence of: Vasiliki Katsouli	)

LENDER

SIGNED by Dimitris Gialouris and Stavros Yagos	)	/s/ Dimitris Gialouris
and by	)	/s/ Stavros Yagos
for and on behalf of	)
MARFIN EGNATIA BANK Societe Anonyme	)
in the presence of: Vasiliki Katsouli	)